Filed by Standard Commercial Corporation Pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Standard Commercial Corporation

Commission File No.: 001-09875

Fact Sheet

DIMON Standard

	DIMON Incorporated	Standard Commercial Corporation
Trading Symbol	DMN	STW
Headquarters	Danville, Virginia	Wilson, North Carolina
Current CEO	Brian J. Harker	Robert E. Harrison
Full-time Employees	4,100	2,700
Seasonal Employees	13,000	9,800
LTM Revenues (000’s)	$1,117,062	$791,575
Total Assets (000’s)	$1,357,404	$911,535
Debt, Net of Cash (000’s)	$667,239	$414,496
Total Equity (000’s)	$414,885	$222,423
Basic Shares O/S (000’s)	44,846	13,677

Forward-Looking Statements

This filing contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about the benefits of the merger between Standard Commercial and DIMON, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of Standard Commercial’s and DIMON’s management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of cost savings initiatives; our ability to successfully integrate Standard Commercial’s and DIMON’s operations; changes in the markets for the financing necessary to complete the merger; changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on the Standard Commercial’s and DIMON’s customers.

Standard Commercial and DIMON do not undertake any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. Additional factors that could cause Standard Commercial’s and DIMON’s results to differ materially from those described in the forward-looking statements can be found in Standard Commercial’s and DIMON’s Annual Reports on Form 10-K for each company’s fiscal year ended March 31, 2004, and other filings with the Securities and Exchange Commission (the “SEC”) which are available at the SEC’s Internet site (http://www.sec.gov).

Where to Find Additional Information

Standard Commercial and DIMON will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the U.S. Securities and Exchange Commission. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Standard Commercial and DIMON without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Standard Commercial, 2201 Miller Road, Wilson, North Carolina 27893, Attention: Investor Relations, (252) 291-5507.

Participants in the Merger Solicitation

The respective directors and executive officers of Standard Commercial and DIMON and other persons may be deemed to be “participants” in the solicitation of proxies in respect of the proposed merger. Information regarding Standard Commercial’s directors and executive officers is available in its proxy statement filed with the SEC on June 23, 2004, and information regarding DIMON’s directors and executive officers is available in its proxy statement filed with the SEC on July 13, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.